Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2010 and 2009

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held At End of Year)	12-13

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
BB&T Corporation Retirement Plans Committee of the
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, NC
June 27, 2011

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value
BB&T Corporation Common Stock	$554,105,660	$550,467,975
Mutual funds	1,079,862,318	886,284,055
Self-directed investments	55,001,493	43,968,836
One-year bank investment contract	120,054,376	120,039,881
Total investments, at fair value	1,809,023,847	1,600,760,747

Receivables:
Notes receivable from participants	39,927,220	33,301,727

Cash	4,972,664	3,811,470
Net assets available for benefits	$1,853,923,731	$1,637,873,944

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$2,874,837	$4,543,213
Dividends	30,609,583	38,941,243
Net appreciation in fair value of investments	121,177,678	101,351,589
Net investment income	154,662,098	144,836,045

Contributions
Employer	73,399,499	67,765,491
Employee	101,630,094	94,145,693
Rollovers	10,074,767	15,999,314
Total contributions	185,104,360	177,910,498

Benefits paid to participants	(134,380,258)	(100,697,676)
Administrative expenses	(424,132)	(402,594)

Net increase prior to transfers from other plans	204,962,068	221,646,273

Transfers from other plans	11,087,719	1,409,444
Net increase	216,049,787	223,055,717

Net assets available for benefits
Beginning of year	1,637,873,944	1,414,818,227
End of year	$1,853,923,731	$1,637,873,944

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

1 .	Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2007, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation

The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the
Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal
Revenue Code (“IRC”) limitations. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the IRS) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2010 and 2009, forfeited accounts totalled $14 and $7, respectively. This account can be used to reduce employer contributions. In 2010 and 2009, contributions by the employer were reduced by $24,455 and $97,746, respectively, from the forfeiture account.

Reclassifications
Certain amounts reported in prior years’ financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported net assets available for benefits.

2 .	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock and a bank investment contract (the one-year "BIC”), each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Plan's investments are stated at fair value. Refer to Note 7 for detailed disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation /depreciation in the fair value of its

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3 .	Recently Adopted Accounting Standards

In September 2010, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to the reporting of loans to participants by defined contribution plans. This standard applies to any defined contribution pension plan that allows participant loans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Because loans to participants are no longer measured at fair value, fair value measurements and disclosures are not applicable. This amendment will be applied retroactively. The adoption of this standard is not expected to have a material impact on the financial statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan's financial statements.

4 .	Bank Investment Contract
The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty and there are no limitations on the plan’s ability to transact at contract value with the issuer.

There are no reserves for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates were approximately .77 percent and .77 percent, respectively, in 2010 and 1.41 percent and 1.40 percent respectively, in 2009. The interest rate is reset annually based on November 30th market yields for United States Treasury Notes having a one-year maturity.

As described in FASB ASC Topic 946-210, Fully Benefit-Responsive Investment Contracts ("Topic 946-210") and Topic 962-235, Defined Contribution Plans Investments—Other ("Topic 962-235"), investment contracts held by a defined-contribution plan are required to be reported at fair value.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by Topic 946-210 and Topic 962-235, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC. No adjustment for contract value is necessary, as the contract value approximates fair value.

5 .	Transfers from Other Plans
During 2010 and 2009, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances, including investments and notes receivable from participants, were transferred from the various plans at various dates during 2010 and 2009 as follows:

2010

JRD Management Corporation 401(k) Plan	$11,087,719

2009
McGriff, Siebels & Williams Employee 401(k) Profit Sharing
Plan and Trust	$443,711
Kingsport Development Company Insurance, Inc. 401(k) Profit
Sharing Plan and Trust	965,733
$1,409,444

6 .	Investments
The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2010	2009
BB&T Corporation Common Stock, 21,076,670 and
21,697,595 shares, respectively	$554,105,660	$550,467,975
BB&T Large Company Value Fund, 14,289,921 and
14,497,526 shares, respectively	167,049,172	153,818,747
Federated Treasury Obligations Fund, 122,952,884 and
138,572,985 shares, respectively	122,952,884	138,572,985
BB&T Special Opportunities Fund, 6,851,286 and 5,791,295
shares, respectively	121,952,899	94,107,614
Bank Investment Contract	120,054,376	120,039,881
BB&T Total Return Bond Fund, 11,871,665 and 10,129,139
shares, respectively	129,044,996	108,786,957
BB&T Mid Cap Value Fund, 9,514,768 and 5,945,297
shares, respectively	128,163,931	66,884,593

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

	2010	2009
Net appreciation (depreciation) in fair value of investments:
BB&T Corporation common stock	$26,064,473	$(30,635,647)
Mutual funds	89,942,583	124,686,067
Self-directed investments	5,170,622	7,301,169
	$121,177,678	$101,351,589

7 .	Fair Value of Financial Instruments
FASB ASC Topic 820, Fair Value Measurements and Disclosures ("Topic 820"), defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure asset and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stocks that are traded on an exchange or listed market. The fair value of mutual funds, common stock and self-directed brokerage investments was determined by closing prices or net asset values at the end of the Plan year. Year end prices and net asset values are obtained from third party pricing vendors.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include a one-year bank investment contract and corporate and government bonds in the self-directed brokerage option.

The fair value of the one-year BIC approximates contract value. Contract value is determined as the face value of the Plan's investment, credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Refer to Note 4 for detailed disclosures related to Plan investment in the one-year BIC.

The fair value of corporate and government bonds was determined by closing prices at the end of the Plan year. Year end prices are obtained from third party pricing vendors.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2010 and 2009, there are no level 3 assets.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:
	Fair Value Measurements for Assets Measured on a Recurring Basis as of
	December 31, 2010
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable	Unobservable
		and Liabilities	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common stock	$554,105,660	$554,105,660	$-	$-
Mutual funds:
Money Market Funds	122,952,884	122,952,884	-	-
Stock Funds	615,034,812	615,034,812	-	-
Index Funds	56,289,953	56,289,953	-	-
Fixed Income Funds	129,044,996	129,044,996	-	-
Life Cycle Funds	156,539,673	156,539,673	-	-
Total Mutual Funds	$1,079,862,318	$1,079,862,318	$-	$-
Self-directed investments	55,001,493	52,892,912	2,108,581	-
One-year bank investment
contract	120,054,376	-	120,054,376	-
Total Investments at Fair
Value	$1,809,023,847	$1,686,860,890	$122,162,957	$-

	Fair Value Measurements for Assets Measured on a Recurring Basis as of
	December 31, 2009
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable	Unobservable
		and Liabilities	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common stock	$550,467,975	$550,467,975	$-	$-
Mutual funds:
Money Market Funds	138,572,985	138,572,985	-	-
Stock Funds	520,456,779	520,456,779	-	-
Index Funds	44,248,614	44,248,614	-	-
Fixed Income Funds	108,786,957	108,786,957	-	-
Life Cycle Funds	74,218,720	74,218,720	-	-
Total Mutual Funds	$886,284,055	$886,284,055	$-	$-
Self-directed investments	43,968,836	41,933,238	2,035,598	-
One-year bank investment
contract	120,039,881	-	120,039,881	-
Total Investments at Fair
Value	$1,600,760,747	$1,478,685,268	$122,075,479	$-

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

8 .	Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was required to be restated and submitted to the Internal Revenue Service to obtain an updated determination letter. The submission to the IRS was completed on January 31, 2008.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9 .	Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10.	Party-In-Interest Transactions
Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $725,765,872 and $591,080,950 at December 31, 2010 and 2009, respectively, bank investment contracts issued by a subsidiary of the Corporation of $120,054,376 and $120,039,881 at December 31, 2010 and 2009, respectively and BB&T Corporation Common Stock of $554,105,660 and $550,467,975 at December 31, 2010 and 2009, respectively. The Plan received cash dividends of $12,776,831 and $8,503,114 on its investments in BB&T-sponsored mutual funds during 2010 and 2009, respectively, interest of $932,364 and $1,661,154 on its investment in the bank investment contract during 2010 and 2009, respectively and cash dividends of $12,817,516 and $26,595,536 on BB&T common stock investments during 2010 and 2009, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2010 and 2009 were $253,378 and $205,435, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts. These fees were $170,754 and $197,159 for the years ended December 31, 2010 and 2009, respectively.

11.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2010 and 2009

12.	Subsequent Events
The Plan Administrator has evaluated subsequent events and determined that there are none requiring disclosure through the issuance date of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2010

(a)		( b )	( c )	( e )
			Description of Investment, Including
			Maturity Date, Rate of Contract,
	Identity of Issue, Borrower, Lessor or Similar Party		Collateral, Par or Maturity Value	Curent Value
*	BB&T Corporation		Common Stock	$554,105,660

*	BB&T Corporation	Total Return Bond Fund	Mutual Fund	129,044,996
*	BB&T Corporation	Mid Cap Value Fund	Mutual Fund	128,163,931
*	BB&T Corporation	Large Company Value Fund	Mutual Fund	167,049,172
*	BB&T Corporation	International Equity Fund	Mutual Fund	65,989,207
*	Sterling Capital	Small Cap Fund	Mutual Fund	25,559,061
*	BB&T Corporation	Special Opportunities Fund	Mutual Fund	121,952,899
*	BB&T Corporation	Equity Income I Fund	Mutual Fund	88,006,606
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	122,952,884
	Brandywine	Blue Fund	Mutual Fund	4,280,494
	Vanguard	Institutional Index	Mutual Fund	56,289,953
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	14,033,442
	T. Rowe Price	Retirement Income Fund	Mutual Fund	39,380,257
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	1,138,874
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	22,278,832
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	7,925,758
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	33,677,875
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	8,906,087
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	10,915,046
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	4,879,605
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	21,841,383
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	2,609,660
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	987,076
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	1,999,220
				$1,079,862,318

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BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) (Cont’d)
December 31, 2010

(a)	( b )	( c )	( e )
		Description of Investment, Including
		Maturity Date, Rate of Contract,
	Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Curent Value

	Plan Participants	Self-directed investments	$55,001,493

		Participant loans ( 4.25% to 10.25% due
	Plan Participants	thru April 2027)	39,927,220

*	BB&T Corporation One-Year Bank Investment Contract	Bank Investment Contract (. 77% in 2010)	120,054,376
			$1,848,951,067
	* Party in interest
	Cost is omitted because plan investments are participant-directed.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401(k) Savings Plan

June 27, 2011

/s/ Steven L. Reeder
Senior Vice President & Benefits Manager